UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C-TR

TERMINATION OF REPORTING

UNDER THE SECURITIES ACT OF 1933

☑ Form C-TR: Termination of Reporting

Name of Issuer

Automated Coffee Shop, Inc.

Legal Status of Issuer

Corporation

Jurisdiction of Incorporation/Organization

Wisconsin

Date of Organization

11/15/2018

Physical Address of Issuer

W237N2878 Woodgate Road, Suite#4, Pewaukee WI 53072

Website of Issuer

https://www.getoctanecoffee.com

Current Number of Employees

15

Reason for Termination of Reporting Obligations:

The issuer hereby certifies that it is eligible to terminate its ongoing reporting obligations pursuant to Rule 203(b)(1) of Regulation Crowdfunding.

The issuer has filed at least one annual report on Form C-AR and has fewer than 300 holders of record of securities issued pursuant to Regulation Crowdfunding.

Securities issued in the issuer's Regulation Crowdfunding offerings, including securities in the form of Simple Agreements for Future Equity (SAFEs), are held of record by a limited number of custodians or nominees on behalf of underlying investors. Accordingly, the number of holders of record is determined based on such custodial or nominee holders, rather than the number of beneficial owners.

As of the date of this filing, the issuer has fewer than 300 holders of record of such securities.

CERTIFICATION

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for termination of reporting obligations and has duly caused this Form C-TR to be signed on its behalf by the duly authorized undersigned.

Automated Coffee Shop, Inc.

Signature: _____

Name: Charles Kubiak

Title: Chief Operating Officer and Principal Financial Officer

Date: 4/3/2026

Signature: _____

Name: Adrian Deasy

Title: Chief Executive Officer

Date: 4/3/2026

Signature: _____

Name: Justin Strickland

Title: Director

Date: 4/3/2026

Instructions:

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.